NEWS RELEASE	TAURUS FAIRSTAR

BONANZA, TAURUS AND FAIRSTAR COMPLETE MERGER AND FENELON ACQUISITION

March 30, 2005 – AMERICAN BONANZA GOLD CORP. (TSX: BZA) (“Bonanza”), American Bonanza Gold Mining Corp. (TSX Venture: BZA) (“Old Bonanza”), International Taurus Resources Inc. (TSX Venture: ITS) (“Taurus”) and Fairstar Explorations Inc. (TSX: FFR) (“Fairstar”) are pleased to announce that final orders of the British Columbia Supreme Court have been obtained for the approval of two statutory Plans of Arrangement for the merger of Old Bonanza and Taurus to form American Bonanza Gold Corp. as well as the ownership consolidation of the Fenelon gold project by the acquisition of Fairstar’s Fenelon interest into Bonanza.

With final orders of the Court now obtained, the companies have today completed the Bonanza Plan of Arrangement to effect the merger and Fenelon acquisition. Fairstar’s Plan of Arrangement is complete subject to the distribution of its Bonanza shares to its shareholders which is expected to take place by April 7, 2005.

The shares of the successor company, namely AMERICAN BONANZA GOLD CORP., are expected to commence trading on The Toronto Stock Exchange at the opening tomorrow, Thursday, March 31, 2005 under the symbol BZA. Trading of the shares of Old Bonanza and Taurus were halted from trading on the TSX Venture Exchange at the close of business yesterday, Tuesday March 29, 2005, and with the completion of the Arrangements, these two companies will now be delisted from the TSX Venture Exchange.

For additional information about Bonanza please visit www.americanbonanza.com

AMERICAN BONANZA GOLD CORP. and
AMERICAN BONANZA GOLD MINING CORP.

Brian Kirwin
President and Chief Executive Officer

INTERNATIONAL TAURUS RESOURCES INC.

Dr. William Bird
President and Chief Executive Officer

FAIRSTAR EXPLORATIONS INC.

Mr. Larry Nachshen
Chairman

The TSX Venture Exchange and The Toronto Stock Exchange have not reviewed and do not accept
Responsibility for the adequacy or accuracy of this news release.

For further information call:
Giulio T. Bonifacio (604) 699-0023
William Bird, toll free 888-827-6611
George Tooley, (514) 695-8080